UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Diversified Energy Company PLC
(Exact Name of Registrant as Specified in Its Charter)

England and Wales	001-41870	98-1338124
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1600 Corporate Drive Birmingham, Alabama	35242
(Address of Principal Executive Offices)	(Zip Code)

Bradley G. Gray President & Chief Financial Officer (205) 408-0909
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with This Report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☑    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 – Resource Extraction Issuer Disclosure and Report
Required Disclosure
Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder (collectively, the “Resource Extraction Payment Rules”) require resource extraction issuers to disclose payments made to the U.S. federal government or a foreign government (each, a “government” and collectively, “governments”) for the purpose of the commercial development of oil, natural gas or minerals. In accordance with the Resource Extraction Payment Rules, this Form SD covers such payments made by Diversified Energy Company PLC (the "Company") and its consolidated subsidiaries for the fiscal year ended December 31, 2024. Terms and phrases used but not defined in this Form SD have the meanings provided under the Resource Extraction Payment Rules.
Disclosure of Payments by Resource Extraction Issuers.
The specified payment disclosure required by the Resource Extraction Payment Rules is included in Exhibit 2.01 to this Form SD.
Payments are reported on a cash basis in U.S. dollars.
Alternative Reporting
The Company is relying on the alternative reporting provision permitted by Item 2.01(c) of Form SD and satisfying its fiscal year payment disclosure obligations under paragraph (a) of Item 2.01 of Form SD by including, as Exhibit 2.01 to this Form SD, a report (the “Report”) filed by the Company within its 2024 Annual Report, prepared in accordance with the Disclosure and Transparency Rule 4.3A issued by the UK's Financial Conduct Authority and in accordance with The Reports on Payments to Governments Regulations 2014 (as amended in 2015). The Report for the fiscal year ended December 31, 2024, is available for inspection on the United Kingdom’s Financial Conduct Authority National Storage Mechanism website at data.fca.org.uk/#/nsm/nationalstoragemechanism, or on the Company’s website (www.div.energy). The content of the websites referred to in this Form SD is not intended to be incorporated by reference into or part of this Form SD.
Section 3 – Exhibits
Item 3.01 – Exhibits
The following exhibit is furnished as part of this report.

Exhibit No.	Description

2.01	Diversified Energy Company PLC Resource Extraction Payment Report for the fiscal year ended December 31, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Diversified Energy Company PLC

September 16, 2025	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer